Exhibit 99.1

Glass House Brands Provides Video Footage of SoCal Facility

LONG BEACH, Calif. and TORONTO, Nov. 22, 2021 /CNW/ - Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) and (NEO: GLAS.WT.U) (OTCQX: GLASF) and (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today released detailed video footage of its 5.5m sq. ft. cultivation facility currently under renovation in Camarillo, California (the “SoCal facility”). The video can be viewed at https://ir.glasshousebrands.com/socal-greenhouse/

Kyle Kazan, Glass House Chairman and CEO, stated “I am truly excited to share this video. It showcases the progress we are making in upgrading our SoCal facility for high-quality cannabis cultivation and gives a sense of the breadth of our vision. While we invite all shareholders to visit the site and get an up-close and personal feel for its immense potential, we made this video in particular for those who haven’t yet been able to make the trip. If a picture is worth 1,000 words, a video is worth exponentially more. It highlights some of the unique aspects of the facility itself and some of the key members of our team who continue to make Glass House Brands the best-in-class company that it is.”

Mr. Kazan added: “Our vision since inception has been to become the largest cannabis brand-building platform in California. That vision guides everything we do, so we have identified three key pillars to support our branded CPG strategy: increasing scale and cultivation capacity, expanding our owned-retail footprint, and building a world class leadership team. The SoCal facility is the lynchpin of that first pillar – efficiently and sustainably increasing cultivation capacity, as everything starts with the plant. These 5.5 million square feet under glass will allow us to deliver the highest-quality craft cannabis at the lowest cost of production, with a minimum impact on our natural environment.”

Mr. Kazan continued: “Phase I expansion of the SoCal facility is expected to expand our greenhouse footprint by approximately 1.6 million square feet and to increase our annual biomass production by about 180,000 pounds annually. The targeted total Glass House Brands long-term footprint is 6 million square feet and projected total biomass production of 1.7 million pounds. With this expanded capacity, we will operate the largest and most efficient cultivation facility in California by far and will be well-positioned to supply cannabis consumers across the country once that opportunity arises. We are confident that this is the right pace at which to increase our already large scale, and we can tweak the volume up or down from there depending on our needs.”

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

o Cautionary Statements

This video is for information purposes only and should not be considered a recommendation to purchase, sell or hold a security. This video has been prepared for discussion purposes only and is not, and in no circumstances is to be construed as an advertisement, public offering, or prospectus related to the securities of Glass House Brands Inc. (the “Company” or “GHB”) in any jurisdiction. No securities commission or similar authority in Canada, the United States or elsewhere has reviewed or in any way passed upon this video or the merits thereof and any representation to the contrary is an offence.

The Company disclaims and excludes all liability (to the maximum extent permitted by law), for losses, claims, damages, demands, costs and expenses of whatever nature arising in any way out of or in connection with the information in this video, its accuracy, completeness or by reason of reliance by any person on any of it including, without limitation, the choice of comparable companies, or any information related thereto. This video should not be construed as legal, financial or tax advice to any investor, as each investor’s circumstances are different. Readers should consult with their own professional advisors regarding their particular circumstances. In making an investment decision, investors should not rely solely on the information contained in this video.

Investing in securities of the Company involves risks. See “Risk Factors included in our Q3 2021 Management’s Discussion and Analysis (“MD&A”) and the Non-Offering Prospectus dated May 6th 2021 available on SEDAR at www.sedar.com (the “Risk Factors”). This video does not constitute an offer to sell or the solicitation of an offer to buy any securities.

o Forward Looking Information

Certain information set forth in this video, other than statements of historical fact, may be considered “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (referred to herein as forward-looking statements). Forward-looking statements include but are not limited to statements related to activities, events or developments that the Company expects or anticipates will or may occur in the future, statements related to the Corporation’s business strategy objectives and goals, and the Corporation’s management’s assessment of future plans and operations which are based on management’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Forward-looking statements can often be identified by the use of words such as “may”, “will”, “could”, “would”, ‘should”, “anticipate”, “believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions or the negatives thereof.

In particular, and without limiting the generality of the foregoing, forward looking statements in this video include statements related to the buildout and development of the cultivation facility owned by the Company in Camarillo, California; the Company’s business plans and strategies; the addressable markets for the Company’s products; the Company’s competitive position,; the ability to develop products, scale production and distribute products,; the Company’s expansion of production capacity; the development and expansion of the Company’s brands; strategic acquisition opportunities; the future size of the cannabis market in California and the United States; the receipt of licenses from regulatory authorities; and the Company’s future financial performance.

Forward looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, those described in the Risk Factors. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking statements, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Although the forward-looking statements contained in this video are based upon what the Company believes are reasonable assumptions, you are cautioned against placing undue reliance on these statements since actual results may vary from the forward-looking statements. Consequently, all of the forward-looking statements contained in this video are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

o	Other Important Information

•	Regarding the purchase price for the SoCal property: the company paid $93 million in cash to purchase the property from the seller. The company paid an additional consideration for the option to purchase the property, which is the issuance of 6.5 million shares valued at $29 million on September 15th 2021 (the transaction date) and an additional $35 million in earnouts to be paid if certain milestones are met (also valued on September 15th). The combined cost carried on our balance sheet for the for the property and the option to purchase the property is $157 million.

•	Regarding the revenue projection for full development of the facility: It is based on production yields equivalent to the Company’s current yields and the stated price assumption. This statement constitutes a Forward-Looking Statement; see the disclaimer above for more information on Forward-Looking Statements.

5